

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

Via E-mail
Avishai Abrahami
Chief Executive Officer
Wixpress Ltd.
40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel

> **Re:** **Wixpress Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted May 30, 2013**
> **CIK No. 0001576789**

Dear Mr. Abrahami:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. You disclose on pages 18 and 77 that you recently discovered you had 16 premium subscriptions and 32,600 users with GEOIP addresses in countries including Cuba, Iran, Sudan and Syria. You disclose on page 77 that you intend to apply for a license to host

sites in U.S. Sanctioned Countries. Cuba, Iran, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether direct or indirect, including the types of software and services you provided to the subscribers and users with GEOIP addresses in those countries. Discuss any software, technology, support, or services you have provided or anticipate providing, directly or indirectly, into the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities they control.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please provide us copies of any graphics that you will provide in your prospectus and provide us support for any claims or statistics.

Summary, page 1

5.   Please revise your prospectus summary to quantify the percentage of voting power after the offering that will be held by existing 5% shareholders and senior management, if material.

6.   Please revise to disclose the basis of your disclosure on page 1 that you are a "leading global web development platform …." Your revised disclosure should provide sufficient specificity as to the criteria you base your conclusion that you are a leading provider, such as sales or market share information. Please provide us, on a supplemental basis, any internal or third party reports that verify your claims.

7.   On page 1 and throughout your prospectus, you disclose you have 33 million "users" and "organic and direct traffic" accounting for 60% of total visits to Wix.com in April 2013. Please revise to define what you mean by these terms and the criteria used to calculate them. For example, it is unclear whether the 33 million users refer to those that have registered with your site, created websites, or actively update or interact with your platform. Similarly, it is unclear whether a user's, previously registered or not, use of a search engine to link to Wix.com constitutes organic and direct traffic.

8.   As noted on page 45, please revise your summary section to clarify that your revenue or

commissions derived from your App Market were negligible in 2012 and other periods as appropriate. Also, please revise to explain what you mean by your "highly curated App Market," and "best-of-breed third-party technology and software," as disclosed on pages 1, 3 and 60.

9.   Please provide us supplemental copies of the reports or other source documentation that you cite on pages 2 and 61 of your prospectus summary and business section from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please advise us whether any of your source documents are reports commissioned by you or on your behalf.

Risk Factors

Our business and prospects would be harmed if changes to technologies used in our solutions or new versions or upgrades of operating systems …, page 15

10.   Please advise us whether a risk factor is appropriate to discuss technological issues, such as ensuring your users' websites are viewable and compatible with a wide variety of desktop and mobile web browsers. This risk factor appears only to address your platform's compatibility with operating systems and web browsers.

We may be unable to obtain, maintain and protect our intellectual property rights …, page 21

11.   We note on page 45 that you derive a portion of your revenues from Asia. If one of the countries in which you conduct business is China, disclose that China has historically provided less protection to a company's intellectual property than the United States.

As a foreign private issuer, we may follow certain home country corporate governance practices ..., page 26

12.   Supplementally advise, with a view to disclosure, whether you intend to follow the Israeli corporate governance standard that does not require you to have a majority of your directors be independent.

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets, page 29

13.   Clarify whether Israeli law or your articles of association allow for the issuance of preferred stock or the adoption of other "poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Use of Proceeds, page 34

14.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your business. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. See Item 3.C.4 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

15.   Please revise your management's discussion and analysis to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends, events and uncertainties. Your management's discussion and analysis should give readers a view of the company through the eyes of management. See SEC Release 33-8350.

Key Financial and Operating Metrics, page 44

16.   In light of your strategy of growing your free user base and converting them to premium subscribers, please advise us whether such conversion rates are key metrics used by management to evaluate your business.

17.   Please revise to clarify how management measures the engagement of its non-subscribing users and whether the level of engagement generates more subscriptions.

18.   Please clarify whether the numbers of users presented are actively utilizing your services. Revise to disclose how you define an active user.

19.   Tell us what consideration you gave to disclosing the premium subscription collections per premium subscriber as a key metric. In addition, tell us whether your subscribers are concentrated in any field of business or profession. In this regard, indicate whether stratifying your subscriber base would provide relevant information to your investors.

Consolidated Results of Operations

Comparison of Period to Period Results of Operations, page 47

20.   You disclose that increases in cost of revenue, research and development, and selling and marketing expenses from fiscal year 2011 to fiscal year 2012 were attributable, in part, to increased headcount. Please revise to provide quantitative disclosure of the headcount changes for these periods for these expense categories.

21.   On page 67, you have disclosed that you support over 700,000 mobile sites but you do not disclose the number of standard subscription sites you support. Please consider

disclosing the number of standard subscription sites as this is the substantial source of your revenue. See Item 5 of Form 20-F.

22.   Throughout the filing, you discuss the importance of subscription renewals and that you disclose this rate as of December 31, 2012. Please tell us what consideration you gave to quantifying your subscription renewal rates for <u>each</u> period presented and discussing and analyzing any material changes in renewal rates. See Item 5 of Form 20-F.

23.   Given the importance of your subscription revenues, please tell us what consideration you gave to quantifying the impact and providing a discussion of the increases in subscription revenue and other sources of revenue. Please explain the extent to which changes in your subscription revenue and other sources of revenue were attributable to changes in prices and volume. See Item 5 of Form 20-F. Further, tell us what consideration you gave to providing a table that summarizes revenue earned from your website services, domain name registration and app market sales.

Liquidity and Capital Resources, page 51

24.   You disclose on page 51 that you believe your existing cash and cash from operations will be sufficient to fund your operations for the next 12 months. Please revise to clarify whether your operations that will be funded include your growth plans described on pages 4 and 66, or whether you will need to use net offering proceeds to implement such plans.

25.   We note that you do not disclose your deferred revenue by your major type of revenue sources which include premium subscriptions, domain names, and apps. Please consider disclosing the deferred revenue by your revenue sources. We also note a substantial portion of your deferred revenue and cash as well as trades receivables may be attributed to the sale of premium subscriptions. Tell us whether the deferred revenue contains a significant amount of subscribers that are subject to the 14-day trial period where the user can cancel and receive a full refund. Please tell us how much of the deferred revenue pertains to the 14-day trial period and how much could be expected to be refunded. We refer you to Item 5 of Form 20-F.

Application of Critical Accounting Policies and Estimates

Share-Based Compensation, page 55

26.   We note that you applied a value of $9.09 for the May 2012 grant based on the average fair values for valuations conducted in March 2012 and August 2012. Please explain why you believe that averaging the fair values is appropriate. Include in your response a reference to all guidance that you believe to be applicable.

27.   Explain why the fully diluted scenario per share value did not increase as much as the

liquidity scenario per share value did when comparing the January 2013 grants to the August 2012 grants. Revise your disclosures accordingly.

28.   When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

29.   Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business, page 60

30.   On page 63, you have a diagram of "How Wix Works." In step 1, "Find Wix.com," you indicate there are three ways to find Wix.com: word-of-mouth referreal, search and display, and Wix user website. Please expand to include a discussion of these three methods of how users find Wix.com. For example, it is unclear whether "search and display" refers to paid advertisement ads on search engines or social networking sites or whether "Wix user websites" refer to returning users from their own websites or placement of links or advertising on user created websites using your platform.

31.   Please revise to provide more details of your support and call center professionals for your users. Since your user base appears to be primarily non-professional website developers or those with software coding skills, the quality and availability of technical support appears to be an important factor for the increased use and adoption of your platform. On pages 64 and 69, you indicate your technical support staff is in-house and consists of 111 professionals based in the United States and Israel during U.S. extended business hours. Since your platform is available in 5 languages: English, French, Spanish, Portuguese, and Italian, please clarify how your support services operates for languages other than English or Spanish and describe call support availability outside of North America. Further, on page 43, you indicate that you seek to expand to add more languages, but historically have no need to add local support staff. Please revise to disclose here and elsewhere how you will provide technical support for new regions or languages.

32.   On page 69, you indicate that you have a Professional Services Marketplace for users to hire third-party professional web designers. Please revise to clarify how or if you generate revenues or commission from these arrangements, whether you screen or evaluate the credentials or experience of these designers, and the liability or risk to your reputation should these developers provide substandard or incomplete services.

33.   On pages 12 and 70, you indicate you do not have any long-term agreements with Hostway Corporation, your primary data center provider. Please advise us whether any

of your agreements with third-party data centers, webhosting services, domain registration services or leases are material agreements that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Competition, page 73

34.   On pages 73 and 74, you disclose you do not believe that you currently compete with other providers because they do not offer the same design capabilities or range of products and services that you offer. While you have broader breadth of products and services compared to your competitors, it appears that are many web-based website design platforms and software programs such as Yola, Wordpress, and Adobe Dreamweaver. Further, a variety of web hosting sites provide free or low cost web design tools for novices. Please revise to address these types of competitors.

Management

General

35.   On pages 83 and 85, you indicate that as a U.S. listed company, you have heightened corporate governance requirements under the Israel Companies Law. Please revise to clarify your corporate status under the Israel Companies Law, including whether will be a public or private company in Israel after your U.S. initial public offering since you are not and do not appear you will be dual listed on the Tel Aviv Stock Exchange. Further, please clarify your reporting obligations to your shareholders in Israel after your U.S. initial public offering under Israel law.

Board of Directors

Pre-IPO Appointment Rights, page 82

36.   Please revise to identify the Series A preferred shareholder that appointed Mr. Roy Saar as a director, pursuant to its respective director appointment rights.

External Directors, page 83

37.   Clarify the distinction between external directors and independent directors.

38.   If you intend to meet the NYSE or Nasdaq corporate governance standard that requires a majority of your directors to be independent, identify those independent directors that comprise a majority of your board.

Compensation of Officers and Directors, page 94

39.   Item 6.B. of Form 6-K requires a foreign private issuer to disclose the compensation of its directors and senior management on an individual basis unless individual disclosure is not required in the issuer's home country. We understand that Israel's securities law and regulations require an Israeli public company to disclose in its annual report, on an individual basis, the compensation of its directors and its five highest paid officers. Accordingly, either provide the individual compensation disclosure for your named officers and directors, or else supplementally advise why you believe you are not required to do so.

40.   Your disclosure indicates that the aggregate compensation for your management in 2012 disclosed on page 94 includes, in part, share-based compensation and that options have been issued under your Wixpress Ltd. 2007 Share Option Plan. Please revise to disclose the number of options, the number of ordinary shares covered by the options, the exercise price, expiration date, and purchase price, if any, of the options awarded to your directors and executive officers in 2012. Please refer to Item 6.B.1 of Form 20-F for further guidance.

Employment and Consulting Agreements with Executive Officers, page 94

41.   Please revise here or on page 101 to identify which executive officers are employees subject to an employment agreement or consultants subject to a consulting agreement with a wholly-owned personal services corporation of the executive officer. For executive officers with wholly-owned personal services corporations, please clarify whether individual officers are the equivalent of full-time employees in terms of the time devoted to their duties at Wixpress.

Principal and Selling Shareholders, page 96

42.   Disclose the percentage of your ordinary shares held by U.S. holders. See Item 7.A.2 of Form 20-F.

43.   Please advise us the purpose of your disclosure in notes (8) and (10) through (14) of your beneficial ownership table that these respective individuals disclaim beneficial ownership of the shares of stock owned directly or indirectly by their affiliates, except to the extent of their respective pecuniary interest. It is unclear why you provide such disclaimers on the behalf of your shareholders or these individuals.

United States Federal Income Taxation, page 113

44.   Briefly describe the mark-to-market treatment on page 117 that, if elected, could mitigate some of the adverse tax consequences for a U.S. holder of your securities should you be classified as a PFIC.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

45.   Page 72 discloses that multiple subscriptions are used by professional web designers.
        Please tell us if the subscriptions are sold to the subscribers or the customers of the
        subscribers. If sold to the customers, please tell us if there is any sharing of profits with
        the subscribers or commission received or paid.

46.   We note that you offer your customers a software platform. Please provide your analysis
        supporting why you believe that your platform should not be within the scope of ASC
        985-605. Your response should address the criteria outlined in ASC 985-605-55-121.

47.   Explain why the sales of company developed applications are recognized ratably while
        third-party applications are recognized when earned. Further, tell us why you recognize
        the sales of third-party applications net. Indicate whether your subscribers retain the
        third-party application if their subscription is canceled. In addition, your response should
        address the indicators outlined in ASC 605-45-45.

48.   We note that your bundled arrangements include arrangements for premium
        subscriptions, domain names, and apps. We also note that each type of arrangement
        within the bundled arrangements represents one unit of accounting of a multiple-element
        arrangement. Please tell us what other features or deliverables were present and
        considered in each of type of arrangement to determine the unit of accounting and why
        you believe these would not be considered a separate unit of accounting. We refer you to
        paragraph 605-25-25-3 to 25-6 in order to discuss in terms of the timing, standalone
        value, and general right of return.

49.   We note you disclose that your bundled arrangements may consist of all or different
        combinations of premium subscriptions, domain names, and/or apps with each type of
        arrangement representing one unit of accounting. Please describe the combinations of
        arrangements that have occurred if all possible combinations are not typically purchased.
        Please also tell us if the domain names and apps can each be purchased and operated by
        the user without purchasing a premium subscription or if any other combination of
        elements requires concurrent delivery for the user to operate. Furthermore, please
        provide your analysis that supports your conclusion that the separate units of accounting
        have standalone value. We refer you to ASC 605-25-25-5(a).

50.   For your bundled arrangements, we note you disclose that your revenue for premium
        subscriptions and apps are allocated based on VSOE and your revenue for domain names
        are allocated based on TPE. Please explain why you believe the volume of arrangements
        and the pricings of the population for premium subscriptions and apps were sufficient to
        establish VSOE. Tell us whether a subscriber would purchase an application without also
        purchasing the premium subscription. Please also explain why you believe the domain

names did not have sufficient evidence of VSOE which required the use of TPE and why you believe the third-party evidence of selling price was an appropriate basis for establishing fair value. We refer you to ASC 605-25-30-6A and 6B.

51.   We note your disclosure states that you offer users a 14-day trial period for premium subscriptions during which the users can cancel to obtain a full refund. Please discuss why you believe that the amounts related to14-day trial period should be accounted for as deferred revenue instead of a customer deposit liability. We refer you to ASC 605-10-S99 or SAB Topic 13.A.4 - Fixed or Determinable Sales Price which includes an Interpretative Response for Question 1 of paragraph a.- Refundable Fees for Services. Tell us whether a material amount of subscribers cancel their subscription during the trial period.

Note 8:   Income Taxes, page F-23

52.   Please tell us what consideration you gave to Rule 4-08(h)(1) of Regulation S-X which requires you to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign.

          If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

          Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

          You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara Jacobs
                                        Assistant Director

cc: <u>Via E-mail</u>
        Colin J. Diamond, Esq.
        White & Case LLP